January 22, 2021

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Jackson National Life Insurance Company ("Jackson") Jackson National Separate Account - I (“Registrant”) File Nos. 333-___________ and 811-08664

Dear Commissioners:

On behalf of the above-referenced Registrant, attached for electronic filing under the Securities Act of 1933, as amended, is an initial registration statement on Form N-4 ("Initial Registration Statement"). As noted on the Facing Sheet of the Initial Registration Statement, it is also Amendment No. 757 under the Investment Company Act of 1940, as amended.

The prospectus contained in the Initial Registration Statement (“the Jackson Retirement Investment Annuity”) describes an individual flexible Premium variable and fixed annuity contract ("Jackson Retirement Investment Annuity") that is a non-commission product that will be available both as a qualified plan (e.g. IRIA) contract and as a non-qualified contract. The Jackson Retirement Investment Annuity product generally would be classified as a "fee based" product in industry terminology and is intended to be sold in the Independent Registered Investment Adviser channel.

Compared to Jackson's Perspective Advisory II variable annuity, Jackson Retirement Investment Annuity has a higher initial premium, lower separate account expenses, only one optional guaranteed minimum withdrawal benefit, and only one optional guaranteed minimum death benefit. However, the two products have many major similarities including the same fixed account options, optional services at no cost such as dollar cost averaging and rebalancing, and many of the same base contract provisions. As a result, the prospectuses for the two products in many sections share identical disclosure.

To assist in the review of the Initial Registration Statement, we are providing, via email to the Commission Staff reviewer, a marked copy to reflect the similarities and differences between the disclosure in the Jackson Retirement Investment Annuity prospectus and the applicable disclosure in the existing Perspective Advisory II prospectus. As you will note, the updated fund list and expense information will be provided in the pre-effective amendment to the Initial Registration Statement. We are also providing a courtesy copy of the Jackson Retirement Investment Annuity Prospectus, Statement of Additional Information, Initial Summary Prospectus, and Rate Sheet Prospectus Supplement via email to the Commission Staff reviewer.

If you have any questions, please call me at (517) 331-4262.

Very truly yours,

/s/ ALISON SAMBORN

Alison Samborn
Associate General Counsel,
Legal Product Development